UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒                              Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2005.

or

☐                                 Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from                   to                  .

Commission file number 000-26076

SINCLAIR BROADCAST GROUP, INC.

401(k) RETIREMENT SAVINGS PLAN

(Full Title of Plan)

SINCLAIR BROADCAST GROUP, INC.

10706 BEAVER DAM ROAD

HUNT VALLEY, MD 21030

(Name of issuer of the securities held pursuant to the Plan

and address of its principal executive office)

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SINCLAIR BROADCAST GROUP, INC.
401(K) RETIREMENT SAVINGS PLAN

DECEMBER 31, 2005 AND 2004

Sinclair Broadcast Group, Inc
401(k) Retirement Savings Plan

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

NOTES TO FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULE

SCHEDULE OF ASSETS (HELD AT YEAR END)

SCHEDULE OF REPORTABLE TRANSACTIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee
Sinclair Broadcast Group, Inc.
    401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Sinclair Broadcast Group 401(k) Retirement Savings Plan as of December 31, 2005, and the related statement of changes in net assets available for benefits and supplemental information for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits as of December 31, 2004, was audited by other auditors whose report dated June 27, 2005, expressed an unqualified opinion.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement

Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Reznick Group, P.C.

Baltimore, Maryland
June 20, 2006

Sinclair Broadcast Group, Inc
401(k) Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2005	2004

Assets
Investments	$69,357,774	$67,330,140

Receivables
Employer contributions	1,382,535	1,501,800
Net assets available for benefits	$70,740,309	$68,831,940

See notes to financial statements

Sinclair Broadcast Group, Inc
401(k) Retirement Savings Plan

STATEMENT OF CHANGES IN NET
ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2005

Additions
Investment income
Interest	$81,217
Net realized and unrealized appreciation in aggregate fair value of investments	3,891,262

Net investment income	3,972,479

Contributions
Employee	5,949,920
Employer	1,346,358

Total contributions	7,296,278

Total additions	11,268,757

Deductions
Benefit payments	6,684,580
Administrative expenses	21,321
Cashout Distributions related to sale of stations	2,654,487

Total deductions	9,360,388
Net increase	1,908,369

Net assets available for benefits:
Beginning of the year	68,831,940

End of the year	$70,740,309

See notes to financial statements

Sinclair Broadcast Group, Inc
401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE 1 - PLAN DESCRIPTION

The following description of the Sinclair Broadcast Group, Inc. 401(k) Retirement Savings Plan (“the Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions. Copies of this summary are available from Sinclair Broadcast Group, Inc., Human Resources Department.

General

The Plan was adopted on January 1, 1988 and was amended and restated effective January 1, 2002 pursuant to a Massachusetts Mutual Life Insurance Company (“Mass Mutual”) Non-standardized 401(k) Profit Sharing Plan Prototype Plan Document. The Plan is a participatory defined contribution plan covering substantially all of our employees. As of September 1, 2005 an employee is eligible to participate in the Plan upon successful completion of the introductory period (90-day evaluation period to which all new employees and re-hires are subject). Although employees may participate in the plan they will not be eligible to receive the discretionary company match until they have completed one year of service, defined as 1,000 hours worked in a 12-month consecutive period. Prior to September 1, 2005 an employee was eligible to participate in the Plan upon attaining 21 years of age and having completed one year of service, defined as 1,000 hours worked in a 12-month consecutive period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On January 1, 2003, the Plan increased its ownership interest in Acrodyne Communications, Inc. (Acrodyne) and, accordingly, began consolidating the financial statements of Acrodyne. As a result of this transaction, 45 employees of Acrodyne became eligible to participate in the Plan effective January 1, 2004 and the defined contribution plan sponsored by Acrodyne merged into the Plan.

Contributions

Employees contribute to the Plan through payroll deductions, up to a maximum of 98% of their total compensation. Each participant’s account is credited with the participant’s contribution, our matching contribution, and their pro rata share of earnings or losses on invested assets of the trust funds. Our matching contribution for all participating employees is discretionary and during 2005 was equal to 50% of the employees’ contributions up to a maximum deferral of 4% of their total compensation. Participants must be employed at the end of the Plan year and have completed at least 1,000 hours of service in order to receive our matching contributions. Contributions to the Plan are invested in the available investment options in accordance with the participant’s election. A terminating member of the Plan has the option to maintain their account (if the balance is over $5,000) or be paid the current value of their contributions to the Plan reduced by any outstanding loan balances. Unless the member is fully vested, as defined, they must forfeit the current value of the employer’s contribution to their account. In accordance with the terms of the Plan, such forfeitures are first applied to pay administrative expenses of the Plan, if any, and then to reduce future contributions required of the employer. Participants are fully vested in their contribution to the Plan and related earnings. Under the provisions of the Plan, eligible employees become 20% vested in employer contribution amounts credited to their account after two years of service, 40% vested after three years of service, 60% vested after four years of service, 80% vested after five years of service and 100% vested after six years of service.

Unallocated assets in the Plan were approximately $237,000 and $287,000 as of December 31, 2005 and 2004, respectively.

The December 31, 2005 and 2004 employer contributions include a receivable that was funded subsequent to the Plan’s year end with our common stock. We may also make additional discretionary profit sharing contributions each year. There were no additional discretionary contributions during 2005.

Upon enrollment, a participant may direct employee contributions to any of the Plan’s available fund options. Employer contributions are invested in common stock, but may be redirected by participants to other fund options immediately.

Payment of Benefits

Participants may elect one of several methods to receive their vested benefits including: (a) a joint and survivor option whereby the employee receives a reduced monthly benefit during his/her lifetime and, upon death, the surviving spouse will receive a monthly benefit for his/her lifetime; (b) the purchase of a life annuity; (c) equal installments over a period of not more than the participant’s assumed life expectancy (or participant’s and participant’s beneficiary’s assumed life expectancy) at the time of distribution; (d) a lump sum distribution; or (e) partial distributions. In the absence of such election by the participant, the method of distribution shall be determined by the Plan. Upon termination of employment before normal retirement, a lump sum distribution may also be made.

Participant Loans

Participants have the option to borrow from the vested portion of their account. The minimum loan amount is $1,000 and the maximum loan permitted is the lesser of: (1) $50,000; or (2) one-half of their vested balance, and is secured by the balance in the participant’s account with interest charged based on the prime rate at the time of borrowing. Participants may have two loans outstanding at one time. Generally, the term of the loans may not exceed five years. Interest income from these loans is treated as income to the Plan and is allocated with other earnings on investments. Principal and interest are paid ratably through monthly payroll deductions.

Plan Termination

Although we have not expressed any intent to do so, we have the right under the Plan to discontinue our contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting. Certain administrative expenses are borne by Sinclair Broadcast Group, Inc.

Investment Valuation and Income Recognition

Except for the investment contracts, the Plan’s investments are stated at fair value, which equals the quoted market price on the last business day of the Plan year. The fair value of the participation units owned by the Plan in the pooled separate accounts is based on quoted redemption values on the last business day of the Plan year as determined by Massachusetts Mutual Life Insurance Company (Mass Mutual). The participant loans are valued at their outstanding balances, which approximate fair value.

Investment contracts are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals, plus accrued interest, because these investments have fully benefit-responsive features. Under certain conditions, participants may receive less than the contract value of their accounts invested in the investment contracts, as determined by Mass Mutual. At December 31, 2005, there are no reserves against contract values for credit risk of contract issuers or otherwise. The fair value of the investment contracts at December 31, 2005 and 2004 was $4,464,472 and $4,470,572, respectively. The crediting interest rate for these investment contracts is reset biannually by the issuer but cannot be less than permanent minimum interest rate of 3.0%. The interest rate was 3.0% and 3.3% at December 31, 2005 and 2004, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Sinclair Broadcast Group, Inc. Common Stock Fund (the Fund) is tracked on a unitized basis. The Fund consists of our common stock and funds held in the Investors Bank and Trust Money Market Fund sufficient to meet the Fund’s daily cash needs. Unitizing the Fund allows for daily trades. The value of a unit reflects the combined market value of our common stock and the cash investments held by the Fund. At December 31, 2005, 669,456 units were outstanding with a value of $6.83 per unit. At December 31, 2004, 631,353 units were outstanding with a value of $6.67 per unit.

Benefit Payments

Benefit payments are recorded when paid.

NOTE 3 - INVESTMENTS

During 2005, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in aggregate fair value as follows:

Net realized and unrealized appreciation in aggregate fair value:

Pooled separated accounts	$3,635,018
Sinclair Broadcast Group, Inc. Common Stock	256,244
$3,891,262

The following presents individual investments that represent 5% or more of the Plan’s net assets at December 31, 2005 and 2004:

	2005	2004
Select Large Cap Value (Davis)	$12,830,150	$12,810,310
Select Focused Value (Harris/C&B)	11,985,410	12,858,142
Select Overseas (MFS/Harris), (formerly Select Overseas (AmerCent/Harris))	6,531,860	6,235,542
Select Growth Equity (GMO)	5,215,280	5,526,637
Select Fundamental Value (Wellington)	4,975,447	4,759,193
Sinclair Broadcast Group, Inc. Common Stock Fund	4,567,628	4,209,834
SF Guaranteed Interest Fund	4,464,472	4,470,572
Premier Strategic Income (OFI)	3,577,233	3,772,750
Premier Core Bond (Babson)	*	3,740,682

*      This fund did not represent 5% or more of the Plan’s net assets at December 31, 2005.

NOTE 4 - INCOME TAX STATUS

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated April 23, 2002 stating that the form of the Plan is qualified under Section 401 of the Internal Revenue Code (the Code) and, therefore, the related trust is tax-exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan sponsor has determined that it is eligible to, and has chosen to, rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

NOTE 5 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 6 - DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2005	2004

Net assets available for benefits per the financial statements	$70,740,309	$68,831,940
Less: employer contributions receivable at end of year	(1,382,535)	(1,501,800)

Net assets available for benefits per the Form 5500	$69,357,774	$67,330,140

The following is a reconciliation of employer contributions per the financial statements to the Form 5500 for the year ended December 31, 2005:

Employer contributions per financial statements	$1,346,358
Less: employer contribution receivable at end of year	(1,382,535)
Add: employer contribution receivable at beginning of year	1,501,800
Other	(5,214)

Employer contributions per the Form 5500	$1,460,409

The financial statements are prepared on an accrual basis whereas the Form 5500 is prepared on a modified cash basis.

NOTE 7 — PARTIES IN INTEREST TRANSACTIONS

The employer matching contributions are paid out in shares of the Sinclair Broadcast Group, Inc. common stock.

Certain Plan investments are shares of mutual funds managed by MassMutual Fiancial Group®. MassMutual is the third party administrator as defined by the Plan. These transactions qualify as exempt party-in-interest transactions.

SUPPLEMENTAL INFORMATION

Sinclair Broadcast Group, Inc
401(k) Retirement Savings Plan

SCHEDULE OF ASSETS (HELD AT YEAR END)

December 31, 2005

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost(2)	Current Value
Guaranteed investment contract:
SF Guaranteed Interest Fund(1)	381,961 units		$4,464,472

Pooled separate accounts:
Select Large Cap Value (Davis)(1)	111,308 units		12,830,150
Select Focused Value (Harris/C&B)(1)	58,044 units		11,985,410
Select Overseas (MFS/Harris) (formerly, Select Overseas (AmerCent/Harris))(1)	52,174 units		6,531,860
Select Growth Equity (GMO)(1)	60,295 units		5,215,280
Select Fundamental Value (Wellington)(1)	41,919 units		4,975,447
Premier Strategic Income(OFI)	23,367 units		3,577,233
Premier Core Bond (Babson)(1)	25,216 units		3,534,333
Select Mid Cap Growth II (TRP)(1)	13,789 units		2,036,839
Select Aggressive Growth (Sands)(1)	22,363 units		1,450,234
Select Value Equity (Fidelity)(1)	9,930 units		1,206,126
Spectrum Growth (T. Rowe Price)	4,158 units		1,179,029
Premier Global (OFI)	5,789 units		1,162,890
Select Small Company Value (Clover/TRP/ EARNEST)(1)	5,798 units		891,599
Select Small Cap Growth Equity (W&R/ Wellington)(1)	4,524 units		735,413
Int’l New Discovery (MFS)	2,213 units		491,185
Premier Small Company Opportunities (Babson)	1,608 units		444,508
Select Small Company Growth (Mazama/Eagle)(1)	2,983 units		335,581
Select Strategic Bal (Salomon/Western)(1)	3,124 units		332,878
Washington Mutual Investment (American)	309 units		34,077
Total pooled separate accounts			58,950,072
SBGI Common Stock(1)	483,784 units		4,450,813
IBT Money Market(1)	185,672 units		116,815
Cash and cash equivalents(1)	1.25%		57
Participant loans(1)	5.00%-10.50%		1,375,545
Total investments			$69,357,774

(1) Party in interest

(2) Historical cost has not been presented, as all investments are participant directed.

Sinclair Broadcast Group, Inc
401(k) Retirement Savings Plan

SCHEDULE OF REPORTABLE TRANSACTIONS

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Identity of party involved	Description of asset (include interest rate and maturity in case of a loan)	Purchase price	Selling price	Lease rental	Expense incurred with transaction	Cost of asset	Current value of asset on transaction date	Net gain or (loss)

MassMutual	Guaranteed Interest	406,935	4,669,061		1,635	4,669,061	4,669,061	—

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SINCLAIR BROADCAST GROUP, INC.

By:	/s/ David R. Bochenek
David R. Bochenek
Vice President / Chief Accounting Officer

Dated:  June 29, 2006

15

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Independent Registered Public Accounting Firm